UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                              (AMENDMENT NO.   )


                          NORQUEST ACQUISITION CORP.
                          --------------------------
                               (Name of Issuer)

                        Common Stock, $0.0001 par value
                        -------------------------------
                        (Title of Class of Securities)


                                (CUSIP Number)
                                --------------

                             905 West Main Street
                             Brightleaf South #23
                               Durham, NC 27701
                                 919.682.9484
                           ------------------------
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                 July 1, 2008
                                 ------------
           (Dates of Events which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 SCHEDULE 13D

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| 1 |

NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Philip Wainwright

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| 2 |

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a) |_|

(b) |_|

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| 3 |

SEC USE ONLY

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| 4 |

SOURCE OF FUNDS*

PF

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| 5 |

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

|_|

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| 6 |

CITIZENSHIP OR PLACE OF ORGANIZATION

US

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| 7 | SOLE VOTING POWER

31,340,000

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| 8 | SHARED VOTING POWER

N/A

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| 9 | SOLE DISPOSITIVE POWER

31,340,000

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| 10 |

SHARED DISPOSITIVE POWER

N/A

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| 11 |

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,340,000

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| 12 |

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

N/A

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| 13 |

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

--------------------------------------------------------------------------------

| 14 |

TYPE OF REPORTING PERSON *

IN

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ITEM 1.      SECURITY AND ISSUER.

Common Stock, par value $0.0001, of Norquest Acquisition Corp., a Delaware corporation (the "Company" or "Issuer")

905 West Main Street

Brightleaf South #23

Durham, NC 27701

ITEM 2.      IDENTITY AND BACKGROUND.

This statement is filed by Philip Wainwright (the "Reporting Person").

Philip Wainwright purchased 31,340,000 of the Company's Common Stock as of July 1, 2008, pursuant to a Share Purchase Agreement dated as of June 1, 2008 between William Tay and Philip Wainwright.

Philip Wainwright business address is at 905 West Main Street, Brightleaf South # 23, Durham, NC 27701.

Mr. Philip Wainwright, Chairman, CEO, President, and Secretary - A citizen of the USA, and resident of Australia Wainwright has been involved in corporate finance and the management of financial affairs for over 20 years. His international financial management career was internationally well founded by working for several years in the Accounting and Business Analysis divisions at the corporate headquarters of the E.I. DuPont de Nemours Company in Wilmington, Delaware. His significant early career accomplishments include: positions as a Trust officer for one of the largest commercial bank and trusts in the USA; a legal education while serving in the US Naval Reserve; legislative draftsman and coordinator for the District Attorney's General Office; US congressional staff; For several years, Wainwright has also been at the cutting edge of America's health care facilities development for government Aged-care and private sector Senior Assisted living. He is the founder and current chairman of SpartaMatrix, Inc. an international security engineering firm.

Philip Wainwright has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Share Purchase Agreement (the "Agreement"), on July 1, 2008 (the Closing date, as defined in the Agreement), Philip Wainwright purchased for a price of US$59,950 in cash, 31,340,000 outstanding shares of restricted common stock from William Tay, the former President and Director of the Company.

ITEM 4.      PURPOSE OF TRANSACTION.

Philip Wainwright acquired his interest in the Company pursuant to a transaction whereby he would become an officer and director of the Company. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Philip Wainwright may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

Philip Wainwright may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. Philip Wainwright may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, Philip Wainwright has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Philip Wainwright may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) Philip Wainwright beneficially owns 31,340,000 shares of the Company's Common Stock, representing 100% interest in the shares of Common Stock currently issued and outstanding.

(b) The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, Philip Wainwright has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

The Share Purchase Agreement dated June 1, 2008, between Philip Wainwright and William Tay (herein incorporated by reference from filing on Form 8-K by Norquest Acquisition Corp. on July 2, 2008).




                           [SIGNATURE PAGE FOLLOWS]

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 2, 2008


/s/ Philip Wainwright
------------------------------------
By: Philip Wainwright